November 9, 2004

Ms. Pamela Howell

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 0511

450 Fifth Street NW

Washington D.C. 20549

Re:

PowerCold Corporation

Form S-3

Commission File No. 333-40626

Accession Number:

0001052918-00-000059

CIK:

0000827055

Dear Ms. Howell:

Pursuant to Rule 477 the Registrant hereby requests withdrawal of its Form S-3 Registration Statement (as filed on June 30, 2000). The withdrawal is requested based on the Staff’s communications and recommendation to the Registrant that it withdraw such document. The Registrant believed it had previously withdrawn such filing.

If you have any questions, please contact me.

Very truly yours,

CHARLES A. CLEVELAND, P.S.

/s/ Charles A. Cleveland

By:

Charles A. Cleveland

CAC:clw